July 16, 2018

Marc Olin
Chief Financial Officer
Electronics For Imaging, Inc.
6750 Dumbarton Circle
Fremont, CA 94555

       Re: Electronics For Imaging, Inc.
           Form 10-Q for the Quarterly Period Ended March 31, 2018 Filed May 9, 2018
           File No. 0-18805

Dear Mr. Olin:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Quarterly Period Ended March 31, 2018

Condensed Consolidated Statements of Operations, page 4

1. Based on your disclosures on page 16 it appears revenue derived from services exceeds
      10% of total revenue. Tell us what consideration you gave to separately presenting revenue and cost of revenue by tangible product and services as required by Rule 5-
      03(b)(1) and (2) of Regulation S-X. Please advise and revise future filings as applicable.
Notes to Condensed Consolidated Financial Statements
Note 1. Basis of Presentation and Significant Accounting Policies
Revenue Recognition, page 7

2. You disclose that you enter into professional service contracts that require you to customize your hardware and software and that the services provided under these
 Marc Olin
Electronics For Imaging, Inc.
July 16, 2018
Page 2
         contracts result in the transfer of control of the applicable deliverable over time. Please tell us what the performance obligations are in these arrangements and how you made that determination. Also, tell us how material these arrangements are in each period presented and where they are reflected in your disaggregated revenue table on page 16. To the extent these arrangements are material, expand your disclosures in future filings as appropriate.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 34

3. In your analysis of results of operations, you often attribute changes in revenues to a combination of multiple different factors. For example, you disclose that the 25%
         increase in productivity software revenue was primarily due to increased license revenue, sales from Escada, increased maintenance revenue and the impact from adoption of the new revenue recognition guidance. When you list multiple factors that contributed to changes, please revise your disclosure to quantify, if possible, the impact of each material factor that you discuss. Refer to Item 303(a)(3) of Regulation S-K and
Section III.D of
         Release No. 33-6835.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Diane Fritz, Staff Accountant, at (202) 551-3331 or Craig Wilson,
Senior Assistant Chief Accountant at (202)-551-3226 with any questions.


FirstName LastNameMarc Olin
                                                               Division of
Corporation Finance
Comapany NameElectronics For Imaging, Inc.
                                                               Office of
Information Technologies
July 16, 2018 Page 2                                           and Services
FirstName LastName